Exhibit 99.1

Q1 2022 EARNINGS CONFERENCE CALL May 4, 2022

Fortis includes forward - looking information in this presentation within the meaning of applicable Canadian securities laws and forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward - looking information") . Forward - looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities . Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward - looking information, which includes, without limitation : the expectation that Fortis is well - positioned to mitigate risks and realize opportunities under various climate scenarios ; the 2050 net - zero GHG emissions target ; the 2035 GHG emissions reduction target ; actions being taken towards achieving the GHG - reduction targets, and the projected asset mix upon achieving the targets ; forecast capital expenditures for 2022 and 2022 - 2026 ; the expectation that volatility in energy prices, the global supply chain and rising inflation will not have a material impact on operations or financial results in 2022 or the five - year capital plan ; forecast rate base and rate base growth in 2022 and through 2026 ; targeted average annual dividend growth through 2025 ; the nature, timing, benefits and expected costs of certain capital projects, including FortisBC's Eagle Mountain Woodfibre Gas Line project, and additional opportunities beyond the capital plan, including the Lake Erie Connector Project and the MISO long - range transmission plan ; the expected timing, outcome and impacts of regulatory proceedings ; expected funding sources for the capital plan ; expected capital structure stability through 2026 ; and expected debt maturities . Forward looking information involves significant risks, uncertainties and assumptions . Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward - looking information, including, without limitation : no material impact from volatility in energy prices, the global supply chain and rising inflation ; reasonable regulatory decisions and the expectation of regulatory stability ; the successful execution of the capital plan ; no material capital project or financing cost overrun ; no material changes in the assumed U . S . dollar to Canadian dollar exchange rate ; sufficient human resources to deliver service and execute the capital plan ; no significant variability in interest rates ; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation . Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward - looking information . These factors should be considered carefully, and undue reliance should not be placed on the forward - looking information . For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission . All forward - looking information herein is given as of the date of this presentation . Fortis disclaims any intention or obligation to update or revise any forward - looking information, whether as a result of new information, future events or otherwise . Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base. FORWARD - LOOKING INFORMATION 2

DAVID HUTCHENS PRESIDENT AND CEO

BUSINESS UPDATE

HIGHLIGHTS

- ✓ Focused on Reliability and Affordability
- ✓ Capital Expenditures of ~$1.0B in Q1; $4.0B Annual Capital Forecast on Track
- ✓ Q1 Adjusted EPS of $0.78
- ✓ Progress continued on Woodfibre, MISO Long-Range Transmission Plan and Lake Erie Connector
- ✓ Announcement of a 2050 Net-Zero Target
- ✓ First TCFD and Climate Assessment Report Issued in 2022



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FOCUSED ON RELIABILITY & AFFORDABILITY 2016 2017 2018 2019 2020 2021 MANAGING CONTROLLABLE OPERATING COSTS BELOW INFLATION 2.2 2.1 1.8 1.9 2.3 3.9 3.5 3.8 3.3 2017 2018 2019 2020 2021 AVERAGE ELECTRICITY CUSTOMER OUTAGE DURATION (1) Fortis Electricity Canada and U.S. Energy Information Administration Average (2) 5 (1) Based on weighted average of Fortis’ customer count in each jurisdiction. (2) 2021 industry comparators will be available later in 2022. (3) Controllable operating cost per customer is a financial measure used by management to evaluate operating efficiency and may n ot be comparable with similar measures used by other entities. It excludes costs that are considered outside of management’s contro l, such as purchased power and generation fuel expense. Fortis compound average growth rate Fortis controllable operating costs per customer (3)

• First TCFD and Climate Assessment Report report issued in March 2022 • Includes four climate - related scenarios identifying risks and opportunities in low and high - carbon scenarios 2022 TCFD AND CLIMATE ASSESSMENT REPORT ISSUED • Well positioned to mitigate risks and pursue opportunities • Policy and regulatory advancements necessary for clean energy transition • Innovation needed to enable commercially viable energy solutions • Customer affordability and system reliability important considerations KEY FINDINGS BACKGROUND 6

PLANNED COAL RETIREMENTS Achieved 20% GHG Emissions Reduction Since 2019 BUILDING ON OUR COMMITMENT TO A CLEAN ENERGY FUTURE WITH A 2050 NET - ZERO TARGET 2021 2019 2050 2030 2032 2035 Net - Zero Target (Scope 1) 2022 - 170 MW 2027 - 387 MW 2031 - 110 MW 2032 - 406 MW San Juan Springerville Unit #1 Four Corners Springerville Unit #2 PATHWAY TO NET - ZERO 50% GHG Emissions Reduction Coal - Free Generation Mix 75% GHG Emissions Reduction Target by 2035 Compared to 2019 Levels 3,400 MW Planned Additions of Wind, Solar and Storage from 2022 - 2035 ADDING CLEAN GENERATION Actual GHG Emissions Reduction Forecast GHG Emissions Reduction Illustrative Emissions Reduction 7

HIGHLY EXECUTABLE CAPITAL PLAN SUPPORTS LOW-RISK RATE BASE GROWTH OF ~6%

CAPITAL PLAN



30%
7%
6%
6%
4%
5%
9%
33%
$20B
2022-2026
Capital Plan
$3.8B
Cleaner Energy Investments(1)
Distribution
Transmission
Transmission supporting cleaner energy
RNG/LNG
Clean Generation
Traditional Generation
Information Technology
Other

RATE BASE



$31.1B
$41.6B
~6% CAGR(2)
2021A
2026F

Note: The Capital Plan is a forward-looking Non-U.S. GAAP financial measure calculated in same manner as Capital Expenditures. Refer to slide 20 for the Non-U.S. GAAP reconciliation. U.S. dollar-denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.25 for 2022-2026.

(1) Cleaner energy investments defined as capital that reduces air emissions, water usage and/or increases customer energy efficiency.
(2) Refer to the 2021 MD&A glossary for the calculation of CAGR. U.S. dollar-denominated rate base converted at a USD:CAD foreign exchange rate of 1.25 for 2021-2026. Rate base refers to the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct.

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THE CAPEX RUNWAY Connect more renewable generation to the grid Build more renewable generation Provide alternative energy sources to reduce emissions Accelerate climate change adaptation for reliability, grid resiliency and hardening Replace aging assets to maintain reliability Invest in technology to ensure security and improve service and efficiency Prepare grid for additional electrification Business development in existing footprint Responding to stakeholder expectations 9

10 UPDATE ON OPPORTUNITIES TO EXPAND & EXTEND GROWTH LAKE ERIE CONNECTOR • In March 2022, an Order in Council and Ministerial Directive was issued in Ontario instructing the IESO to negotiate and enter into a contract on or before August 15 th • Subject to finalization of a transmission agreement, the $1.7B project would be additive to the five - year capital plan MISO LONG - RANGE TRANSMISSION PLAN • In Q1 2022, MISO announced first tranche of projects, with total associated transmission costs estimated at ~US$10B • ITC estimates investments through 2030 in the range of US$1.0 - 1.5B of the proposed tranche 1 project portfolio • Additional visibility on investment timing related to these projects is expected in the second half of 2022, following MISO board approval currently anticipated in July Source: MISO Transmission Expansion Plan: MTEP21 Addendum - LRTP Tranche 1 Report Overview Presentation dated April 2022

73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15 17 19 21 DIVIDEND GUIDANCE SUPPORTED BY LONG - TERM GROWTH STRATEGY 6% Average Annual Dividend Growth Guidance through 2025 48 YEARS of Consecutive Dividend Increases 11

JOCELYN PERRY EXECUTIVE VICE PRESIDENT AND CFO

$0.77 $0.78 Q1 2021 Q1 2022 $360 $369 Q1 2021 Q1 2022 Note: Adjusted EPS is a Non - U.S. GAAP financial measure and excludes one - time items and timing differences related to the accoun ting of natural gas derivatives at Aitken Creek, net of income tax. Refer to slide 20 for the Non - U.S. GAAP reconciliation. Actual net earnings and EPS for Q1 2022 were $350M and $0.74, respective ly (Q1 2021 - $355M and $0.76). 13 ADJUSTED EARNINGS ADJUSTED EPS FIRST QUARTER RESULTS Q1 EPS DRIVERS: • Rate base growth • Higher sales in the Caribbean • Lower hydroelectric production in Belize • Customer information system costs at Central Hudson

$0.77 $0.02 $0.01 $0.01 ( $0.01 ) ( $0.01 ) ( $0.01 ) $0.78 Q1 2021 Adjusted EPS Western Canadian Electric & Gas U.S. Transmission (ITC) Other Electric Central Hudson Energy Infrastructure Weighted Average Shares Q1 2022 Adjusted EPS (2) 14 (1) Non - U.S. GAAP financial measure. Refer to slide 20 for the Non - U.S. GAAP reconciliation. (2) Includes FortisBC Energy, FortisAlberta and FortisBC Electric. Q1 EPS DRIVERS (1) (1) Rate base growth and higher sales in the Caribbean partially offset by lower earnings at Central Hudson and Belize

$ 1.5 B $ 1.6 B $ 3.3 B $ 3.2 B Remaining Capacity CREDIT FACILITIES Mar. 31, 2022 Dec. 31, 2021 Utilized (1) Issued in April 2022. (2) S&P rating reflects the issuer credit rating. Fortis’ unsecured debt rating is BBB+. LIQUIDITY & CREDIT RATINGS A - (2) Baa3 A (low) CREDIT RATINGS 15 ~$900M DEBT RAISED IN 2022 • ITC ▪ US$150M 30 - year 2.93% bonds • UNS Energy ▪ US$325M 10 - year 3.25% notes • Central Hudson ▪ US$50M 5 - year 2.37% notes ▪ US$60M 7 - year 2.59% notes • FortisBC Electric ▪ $100M 30 - year 4.16% debentures • Newfoundland Power ▪ $75M 30 - year 4.20% bonds (1)

NOTICE OF PROPOSED RULEMAKING (NOPR) ON INCENTIVES – In April 2021, FERC issued a supplemental NOPR proposing to eliminate the 50 - bps regional transmission organization (RTO) adder for transmission owners that have been RTO members for more than three years; stakeholder comments filed in June 2021; initial NOPR issued in March 2020 remains outstanding GCOC – In March 2022, the AUC issued a decision extending current cost of capital parameters for 2023; AUC also confirmed that it will begin a separate process to explore a formula - based approach to cost of capital for 2024 and beyond GENERIC COST OF CAPITAL PROCEEDING (GCOC ) – GCOC proceeding initiated in 2021 including a review of the common equity component of capital structure and the allowed ROE; proceeding is continuing this year and the effective date of any change in the cost of capital for 2022 and beyond remains unknown REGULATORY UPDATE 16 TEP ACC RATE CASE – In May 2022, TEP submitted a notice of intent with the ACC to file a general rate application in June 2022; TEP will request that new rates become effective no later than September 1, 2023 using a 2021 test year

WHY INVEST IN FORTIS? LOW - RISK Growth Profile WELL - RUN Local Utilities Virtually All REGULATED Focused on ENERGY DELIVERY ESG Leader 6% DIVIDEND Growth Guidance Geographic & Regulatory DIVERSITY INNOVATIVE 17

UPCOMING EVENTS • Q2 2022 – July 28, 2022 • Q3 2022 – October 28, 2022 EXPECTED EARNINGS RELEASE DATES 18

Q1 2022 EARNINGS CONFERENCE CALL May 4, 2022

(1) Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, net of income tax recover y o f $7 million for Q1 2022 (Q1 2021 - $2 million), included in the Energy Infrastructure segment. (2) Represents Fortis’ 39% share of capital spending for the Wataynikaneyap Transmission Power Project, included in the Other Ele ctr ic Segment. ($MILLIONS, EXCEPT EPS) Q1 2022 Q1 2021 VARIANCE Adjusted Net Earnings Net Earnings 350 355 (5) Adjusting Item: Unrealized loss on mark - to - market of derivatives (1) 19 5 14 Adjusted Net Earnings 369 360 9 Adjusted Net Earnings per Share $0.78 $0.77 $0.01 Capital Expenditures Additions to property, plant and equipment 866 764 102 Additions to intangible assets 49 40 9 Adjusting Item: Wataynikaneyap Transmission Power Project (2) 49 76 (27) Capital Expenditures 964 880 84 NON - U.S. GAAP RECONCILIATION 20

FIRST QUARTER EARNINGS VARIANCE ANALYSIS BY BUSINESS UNIT ($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS) Q1 2022 ADJUSTMENT ADJUSTED Q1 2022 (1) Q1 2021 ADJUSTMENT ADJUSTED Q1 2021 (1) VARIANCE Regulated – Independent Electric Transmission ITC 109 - 109 103 - 103 6 Regulated – U.S. Electric & Gas UNS Energy 43 - 43 45 - 45 (2) Central Hudson 32 - 32 39 - 39 (7) 75 - 75 84 - 84 (9) Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 119 - 119 111 - 111 8 FortisAlberta 36 - 36 35 - 35 1 FortisBC Electric 18 - 18 16 - 16 2 Other Electric (2) 26 - 26 20 - 20 6 199 - 199 182 - 182 17 Energy Infrastructure (6) 19 13 14 5 19 (6) Corporate and Other (27) - (27) (28) - (28) 1 Common Equity Earnings 350 19 369 355 5 360 9 Weighted Average Shares (# millions) 475.7 - 475.7 467.8 - 467.8 7.9 EPS $0.74 $0.04 $0.78 $0.76 $0.01 $0.77 $0.01 (1) Non - U.S. GAAP financial measure. Refer to slide 20 for the Non - U.S. GAAP reconciliation. (2) Includes Eastern Canadian and Caribbean electric utilities. Q1 2022 RESULTS BY BUSINESS UNIT 21

(1) U.S. dollar - denominated rate base converted at a USD:CAD foreign exchange rate of 1.25. (2) Fortis has an 80.1% controlling ownership interest in ITC; rate base represents 100% ownership. (3) Comprises Eastern Canadian and Caribbean electric utilities. RATE BASE (1) ($BILLIONS, EXCEPT FOR CAGR) 2021A 2022F 2023F 2024F 2025F 2026F 5 - YEAR CAGR to 2026 Regulated - Independent Electric Transmission ITC (2) 9.5 10.1 11.0 11.6 12.1 12.6 5.9% Regulated – U.S. Electric & Gas UNS Energy 5.8 6.5 6.7 6.9 7.4 8.0 6.4% Central Hudson 2.2 2.4 2.6 2.7 3.0 3.1 7.4% Total Regulated – U.S. Electric & Gas 8.0 8.9 9.3 9.6 10.4 11.1 6.7% Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 5.2 5.4 5.6 6.0 6.5 7.1 6.4% FortisAlberta 3.8 4.0 4.1 4.3 4.5 4.7 4.1% FortisBC Electric 1.5 1.5 1.6 1.7 1.7 1.8 4.1% Other Electric (3) 3.1 3.6 4.1 4.1 4.2 4.3 7.4% Total Regulated - Canadian & Caribbean Electric & Gas 13.6 14.5 15.4 16.1 16.9 17.9 5.8% Total Rate Base Forecast 31.1 33.5 35.7 37.3 39.4 41.6 6.0% 2021 - 2026 RATE BASE BY BUSINESS UNIT 22

CAPITAL PLAN (1) ($MILLIONS) 2022F 2023F 2024F 2025F 2026F 2022 - 2026 TOTAL Regulated - Independent Electric Transmission ITC 998 999 1,010 998 1,000 5,005 Regulated – U.S. Electric & Gas UNS Energy 704 810 924 729 725 3,892 Central Hudson 344 335 311 331 349 1,670 Total Regulated – U.S. Electric & Gas 1,048 1,145 1,235 1,060 1,074 5,562 Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 622 585 798 761 1,078 3,844 FortisAlberta 445 477 494 534 544 2,494 FortisBC Electric 156 127 120 129 127 659 Other Electric (2) 621 470 357 443 387 2,278 Total Regulated - Canadian & Caribbean Electric & Gas 1,844 1,659 1,769 1,867 2,136 9,275 Non - Regulated 77 36 27 26 28 194 Total Capital Plan 3,967 3,839 4,041 3,951 4,238 20,036 (1) Capital Plan is a forward - looking non - U.S. GAAP financial measure calculated in same manner as Capital Expenditures. Refer to sl ide 20 for the Non - U.S. GAAP reconciliation. U.S. dollar - denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.25. (2) Comprises Eastern Canadian and Caribbean electric utilities. 2022 - 2026 CAPITAL PLAN BY BUSINESS UNIT 23

MAJOR CAPITAL PROJECTS

($ MILLIONS)	TOTAL INCURRED TO THE END OF 2021	2022-2026 PLAN(1)	ESTIMATED COMPLETION DATE
ITC Multi-Value Regional Transmission Projects	710(2)	154	2023
ITC 34.5 to 69kV Transmission Conversion Project	482	145	Post-2026
UNS Vail-to-Tortolita Project	21	240	2025
FortisBC Eagle Mountain Woodfibre Gas Line Project(3)	-	350	2026
FortisBC Transmission Integrity Management Capabilities Project	30	222	Post-2026
FortisBC Inland Gas Upgrade Project	128	144	2025
FortisBC Okanagan Capacity Upgrade	16	201	2024
FortisBC Tilbury 1B Project	29	355	Post-2026
FortisBC Tilbury LNG Storage Expansion	16	457	Post-2026
FortisBC Gas Advanced Metering Infrastructure (AMI) Project	-	380	Post-2026
Wataynikaneyap Transmission Power Project(4)	355	357	2024


5-Year Capital Plan
Major Capital Projects 15%
Smaller Projects 85%

Note: Major capital projects are defined as projects, other than ongoing maintenance projects, individually costing $200 million or more. Total project costs include forecasted capitalized interest and non-cash equity component of allowance for funds used during construction, where applicable.

(1) U.S. dollar-denominated capital expenditures converted at a forecast USD:CAD exchange rate of 1.25 for 2022 through 2026.
(2) Reflects capital expenditures since date of acquisition of ITC on October 14, 2016.
(3) Capital plan is net of forecast customer contributions.
(4) Represents Fortis' 39% share of the estimated capital spending for the project.

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INVESTMENT-GRADE CREDIT RATINGS

COMPANY	S&P Global	Moody's	Morningstar
Fortis Inc.	A-[1]	Baa3	A (low)
ITC Holdings Corp.	A-[1]	Baa2	n/a
ITC Regulated Subsidiaries	A	A1	n/a
TEP	A-	A3	n/a
Central Hudson	A-	Baa1	n/a
FortisBC Energy	n/a	A3	A
FortisBC Electric	n/a	Baa1	A (low)
FortisAlberta	A-	Baa1	A (low)
Newfoundland Power	n/a	A2	A

(1) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+.



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Q1 SALES TRENDS RETAIL ELECTRIC SALES Q1 2022 vs. Q1 2021 SALES TRENDS N/A • Peak load up 3% mainly due to favourable weather impacts +1% (1) • Increase due to favourable weather impacts, customer growth and higher average consumption by C&I customers; Excluding weather impacts, retail sales relatively flat - 3% • Residential sales down 3% due to lower average consumption; C&I down 1% +4% • Gas sales relatively flat; Residential electric sales down 2%; C&I electric sales up 11% +4% • Residential sales up 1% due to cooler weather impacts and customer additions; C&I up 5% due to higher load from industrial customers +6% • Eastern Canadian residential and C&I sales each up 6% • Caribbean sales up 7% due to continued recovery of tourism industry Other Electric (1) Excludes wholesale sales at UNS Energy. 26

• Strong safety culture and commitment to operational excellence • More than $10 million of community investment in 2021 • Economic and business development in the communities we serve • A just transition strategy • Fortis - wide Diversity, Equity and Inclusion Advisory Council established • Signatory of the BlackNorth Initiative in efforts to end anti - Black systemic racism ESG LEADERSHIP 27 ENVIRONMENTAL GOVERNANCE • 93% energy delivery assets • GHG emissions reduction target of 75% by 2035 compared to 2019 levels and net zero by 2050 • In 2020, 4% of rate base and 5% of total revenues related to coal - fired electricity; expect to be coal - free by 2032 • Five - year capital plan includes $3.8B for cleaner energy investments • Executive compensation linked to climate targets • In 2021, TEP added 450 MW of wind and solar power and 30 MW battery energy storage system • FortisBC has committed to reduce customer emissions 30% by 2030 relative to 2007 levels • Independent chair; 12 of 13 directors are independent (1) • 54% of directors are female; 16% identify as a visible minority (1) • Average board tenure of 4.9 years (1) • Women represent 36% of executives • Board - shareholder engagement ongoing with Board and committee chairs • Decentralized business model and focus on independent governance with each subsidiary governed by its own board of directors SOCIAL (1) Assumes all director nominees are elected at the May 5, 2022, Fortis Annual and Special Meeting of Shareholders.

FOREIGN EXCHANGE EXPOSURE EARNINGS AND CAPITAL PLAN HEDGING ACTIVITIES • ~65% of operating earnings (1) in U.S. and Caribbean • ~55% of $20.0B five - year capital plan from U.S. and Caribbean • Five - year plan translated at a forecast USD:CAD FX rate of 1.25 • U.S. dollar - denominated debt at corporate level • Average rate forward contracts EXCHANGE RATE SENSITIVITY FIVE - CENT CHANGE IN USD:CAD • Average annual EPS: ~$0.06 • Five - year capital plan: ~$450M (1) Non - U.S. GAAP financial measure as at December 31, 2021. Excludes Net Expense of Corporate and Other segment. 28

MANAGEABLE DEBT MATURITIES $- $0.5 $1.0 $1.5 $2.0 $2.5 2022F 2023F 2024F 2025F 2026F 2027F 2028F 2029F 2030F 2031F 10 - YEAR AVERAGE: $1.0B Note: Debt as at March 31, 2022 and excludes any new debt issuances during the forecast period. Excludes repayments of financ e l eases along with the current portion of credit facilities, which are assumed to be extended by one - year annually. billions 29